Exhibit 10.1

AGREE REALTY CORPORATION

70 East Long Lake Road

Bloomfield Hills, Michigan 48304

June 18, 2020

Mr. Craig Erlich

SENT VIA EMAIL TO: Craig Erlich

Re:Letter Agreement of Employment for Craig Erlich (“You” or “Your”)

Dear Mr. Erlich:

This Letter Agreement (“Letter Agreement”) sets forth the terms and conditions by which Agree Realty Corporation (“ADC” or the “Company”) retains Your services.

Position:

Chief Investment Officer, reporting directly to Joel Agree, President and Chief Executive Officer.  ADC has its sole and exclusive discretion to change, extend or to curtail the precise services and duties You are to perform.

Best Efforts:

All duties rendered by You for and on behalf of ADC shall be of the highest professional standards.  You shall devote Your full time, energies and talents to the success of Agree, provided that You may continue to engage in other business, civic and charitable endeavors so long as they comply with this Agreement and do not materially interfere with Your duties hereunder.  You shall use Your best efforts to promote and shall during and after the expiration of this Letter Agreement, do nothing to reduce or injure the reputation of ADC.

Employment At-Will:

You agree to be an “at-will” employee and acknowledge that there is no guaranty that Your employment by ADC is for any period of time and that Your employment may be terminated for any reason whatsoever or for no reason and with or without cause.

Expected Start Date:

You agree to commence employment at ADC on approximately July 20, 2020 (the “Start Date”).  You shall not be entitled to any of the benefits or rights under this Letter Agreement, unless and until You commence employment with ADC on or before the Start Date.

2020 ADC BOD Fee:

In conjunction with Your employment with the Company, You will forfeit and waive Your 2020 Director and Lead Independent Director fee, provided that You will receive a prorated fee for 2020 through the Start Date.

Annual Base Salary & Cash Bonus:

$350,000.00 payable in accordance with ADC’s normal payroll practices and subject to all required withholdings and deductions.  You will be eligible to receive an annual cash bonus that is targeted to be $218,750.00, with a maximum up to $306,250.00.  The cash bonus will be based on achieving performance metrics, as determined by the Company, and will be prorated in the first year based on the percentage of the year that You were employed by ADC.  The annual cash bonus will be paid at the same time such bonuses are paid to other ADC executives, and You must be employed on the payment date to be eligible to receive the bonus except as set forth herein.  The annual base salary and bonus range may be adjusted in subsequent years.

Long-Term Incentive Compensation:

You will be eligible to receive, on an annual basis, restricted stock and performance shares of ADC similar to other named executives.  The estimated annual amount is targeted to be $218,750.00, with a maximum up to $306,250.00. The restricted stock awards will be based on achieving performance metrics and will be prorated in the first year based on the percentage of the year that You were employed by ADC.  All other terms of Long-Term Incentive Compensation and equity grants will comply with ADC’s existing programs and agreements for such compensation and shares, including applicable vesting, dividend and forfeiture provisions.

Signing Bonus

You will receive an Equity Signing Bonus in the form of a grant of restricted stock of ADC in the value of $300,000.00 on Your Start Date.  Terms of your Equity Signing Bonus will be subject to ADC’s existing programs and agreements, including applicable vesting and forfeiture provisions.

Benefits:	You will be entitled to the same employee benefits, on generally the same terms, as those made available to other ADC employees at Your level.
Paid Time Off:

You will be entitled to twenty (20) days paid time off per calendar year, exclusive of ADC observed holidays and national holidays, to be taken in accordance with applicable ADC policies.  The paid time off will be prorated in the first year based on the percentage of the year that You were employed by ADC.  You may become eligible for additional days of paid time off as Your length of service with the Company increases.

Severance

(a)  If, during the 12 months following the Start Date (the “Severance Period”), Your employment is terminated without Cause, You will receive, in addition to any accrued amounts: (1) during the remainder of the Severance Period, continued payment of your Annual Base Salary, payable in equal installments as if Your employment had not ended; (2) a payment equal to your Annual Cash Bonus at target, prorated based on the percentage of the year that You were employed by ADC; (3) immediate vesting of any restricted stock, stock option or other equity awards You then hold, to the extent unvested, including any performance awards at target during the Severance Period; and (4) during the Severance Period, such health benefits under the Company’s health plans and programs applicable to senior executives of the Company generally as You would have received and at such costs to You as would have applied in the absence of such termination, provided that the Company shall in no event be required to provide such benefits after such time as

You become entitled to receive benefits from another employer or recipient of Your services.  For the avoidance of doubt, any such health coverage provided under subsection (4) above shall run concurrently with any applicable continuation coverage period as required by the Consolidated Omnibus Budget Reconciliation Act.

(b)  If Your employment is terminated without Cause due to or within one year following a Change in Control (as defined in ADC’s 2020 Omnibus Incentive Plan), You will receive either (in lieu of the severance amounts and benefits set forth in subsection (a), if applicable): (1) a cash amount equal to the sum of (i) 200% of Your current Annual Base Salary, (ii) 200% of Your Annual Cash Bonus for the previous fiscal year, and (iii) any Long-Term Incentive Compensation for the year in which the termination occurs will be considered earned at the target level and immediately vested; or (2) in the event Your employment is terminated due to a Change in Control which occurs during the first year of employment, a cash amount equal to the sum of (i) 200% of Your current Annual Base Salary plus $200,000, (ii) 200% of Your target Annual Cash Bonus, and (iii) Your Long-Term Incentive Compensation will be considered as earned at the target level and immediately vested.  The values for items (1)(i) and (ii) and (b)(i) and (ii) shall be automatically adjusted down from 200% to 100% after the two-year anniversary of the Start Date.

(c)  Subject to the 6-month delay in payment that may be required to comply with Section 409A of the Internal Revenue Code (the “Code”), as amended (“Section 409A”), any severance payments shall be payable in equal semi-monthly installments over the twelve (12) month period following Your termination in accordance with ADC’s normal payroll practices, on its standard payroll dates, and subject to all required withholdings and deductions.  All of the foregoing severance entitlements shall be conditioned on (1) Your delivery, within thirty (30) days after Your last date of employment, of a signed and irrevocable release agreement in a form prepared by ADC and (2) Your strict compliance with Your post-employment obligations.  The severance payments will commence on first payroll date occurring more than 60 days after the termination of Your employment, with the first payment covering the time period from the termination date through the payment date.

(d)  “Cause” shall mean: (1) You fail or refuse to (i) observe or perform any term, covenant or provision of this Letter Agreement or any other agreement with ADC; or (ii) perform any assigned duties requested by ADC; (2) You breach Your fiduciary duty to ADC; (3) You are under investigation for committing, charged with, and/or convicted of a felony or any other crime which might cause clients to question the business practices or reputation of ADC; (4) You commit any act of theft, embezzlement, fraud, dishonesty or disloyalty with respect to ADC; (5) You use alcohol in an unprofessional fashion, non-prescribed narcotics or contraband during working hours or on ADC premises; (6) You and ADC cannot agree as to the operation of the business of ADC, in a manner that is detrimental to ADC, its operations and/or its employees as reasonably determined by ADC; or (7) You are insubordinate or otherwise disruptive in a manner that is detrimental to ADC, its operations and/or its employees as reasonably determined by ADC.

Section 409A:	This Letter Agreement is intended to comply with Section 409A or an exemption thereunder, and shall be construed and administered in accordance with Section

409A.  Notwithstanding any other provisions of this Letter Agreement, payments provided under this Letter Agreement may only be made upon an event, and in a manner, that complies with Section 409A or an applicable exemption.  Any payment under this Letter Agreement that may be excluded from Section 409A shall be excluded from Section 409A to the maximum extent possible.  For purposes of Section 409A, each installment payment provided under this Letter Agreement shall be treated as a separate payment.  Any payment to be made under this Letter Agreement upon termination of employment shall only be made upon a “separation from service” under Section 409A.  Notwithstanding the foregoing, ADC makes no representations that the payments and benefits provided under this Letter Agreement comply with, or are exempt from, Section 409A and in no event shall ADC be liable for any portion of any taxes, penalties, interest or other expenses that may be incurred by You on account of non-compliance with Section 409A.  If either the Company or You in good faith determine that any provision of this Agreement would cause You to incur additional tax, penalty or interest under Section 409A, the Company and You shall use reasonable efforts to reform such provision, if possible, in a mutually agreeable manner to maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A or causing the imposition of such additional tax, penalty, or interest under Section 409A.

Section 280G

If any payment or benefit (including payments and benefits pursuant to this Agreement) You would receive in connection with a Change in Control from the Company or otherwise (the “Payment”) would (a) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (b) but for this section, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Company shall pay only a part of the Payment so that You receive the largest payment possible without the imposition of the Excise Tax.  If a reduced Payment is made, You shall have no rights to any additional payments and/or benefits constituting the Payment.  Any reduction in payments as a result of this provision shall be made in the reverse chronological order in which such payments would otherwise be due.

Confidentiality and Restrictive Covenants:

(a)  Confidential Information.  The relationship with ADC has been and/or will be one of trust and confidence and there has been and/or will be available to You certain confidential and proprietary business and financial information, related trade secrets and proprietary information of ADC which includes, but may not be limited to, the records and information of ADC dealing with income, investments, investment or development opportunities, customer or tenant lists, rent rolls, project lists, investor lists, investor identities, investment returns, business strategies, business methods, business practices, services, financial information, leasing information, access codes, business strategies, all information contained in or on the computer hard drives and/or servers of ADC, customer or tenant contact information including telephone numbers, addresses and e-mail information, business methods, marketing methods, and other items relative thereto (herein collectively and individually referred to as the “Confidential Information”).  The Confidential Information shall not include information that has come into the public domain through no fault of You and/or information disclosed to You by another person who is not bound to any obligation of confidentiality.  The Confidential Information is an extremely valuable and important asset of ADC and the unauthorized use of the Confidential Information would cause irreparable economic and business injury to ADC.  You shall hold the Confidential Information in strict confidence and in trust for ADC and shall not disclose or otherwise communicate, provide or reveal in any manner whatsoever any of the Confidential Information to any person or entity without the prior written consent of ADC.  Upon termination of employment, You shall return to ADC, without demand from ADC, any Confidential Information disclosed or provided to You, including, but not limited to, all originals, copies, reproductions, notes, facsimiles, samples, models and products thereof, whether, the same is in digital or document form.  The return of the Confidential Information shall also include but not be limited to the return of all the following items to ADC immediately upon the termination of employment: automobile, keys, computers, computer programs, documents, customer and tenant lists, addresses, telephone numbers, computer discs, notebooks, drawings, manuals, and such or all other recorded, written or printed materials and supplies relating to research or business of the ADC.  The Confidential Information, regardless of form, is, and shall always remain, the sole and exclusive property of ADC.

Notwithstanding the foregoing, nothing in this Agreement shall prohibit You from participating, testifying, or assisting in any investigation, hearing or other proceeding before any federal, state, or local government agency or pursuant to a lawfully issued subpoena, nor does anything herein preclude or otherwise limit Your rights and abilities to report matters to, or otherwise participate in, any whistleblower program administered by any such agencies.  In addition, You acknowledge that, under the Defend Trade Secrets Act of 2016, 18 U.S.C. § 1836(B), an individual may not be held criminally or civilly liable under any federal or state trade secret law for disclosure of a trade secret: (i) made in confidence to a government official, either directly or indirectly, or to an attorney, solely for the purpose of reporting or investigating a suspected violation of law; and/or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.  Additionally, an individual suing an employer for retaliation based on the reporting of a suspected violation of law may disclose a trade secret to his or her attorney and use the trade secret information in the court proceeding, so long as any document containing the trade secret is filed under seal and the individual does not disclose the trade secret except pursuant to court order.

(b)  Employees.  During the term of Your employment with ADC and for a period of two (2) years following the termination of Your employment (the “Period”), You shall not, directly, indirectly for Your own benefit or for the benefit of any other person, firm or business organization, Solicit for purposes of employment or association any employee or agent of ADC, or induce any employee or agent of ADC to terminate such employment or association for purposes of becoming employed or associated elsewhere, or hire or otherwise engage any employee or agent of ADC as an employee of a business with whom You may be affiliated or permit such hiring to the extent You have the authority to prevent same, or otherwise interfere with the relationship between ADC and its employees and agents.  For purposes of this Letter Agreement, an employee or agent shall mean an individual employed or retained by ADC during the term of this Letter Agreement and/or who terminates such association with ADC within a period of six (6) months either prior to or after Your termination hereunder.  For purposes of this Letter Agreement, the phrase “Solicit”

shall mean any contact, communication, dialogue or undertaking whether the same is initiated by You or by another individual on Your behalf or at Your direction.

(c)  Business Prospects.  During the Period, You shall not, directly, indirectly, for Your own benefit or for the benefit of any other person, firm or business organizations, Solicit for purposes of transacting business, any business prospect of ADC or induce any business prospect of ADC to terminate such association with ADC for proposes of transacting business elsewhere or becoming associated elsewhere or otherwise attempting to divert any business prospect from ADC, except where, (i) any firm or business organization for which You are subsequently employed, has an existing verifiable business relationship with such business prospect; and (ii) transacting business with such business prospect has no adverse effect on ADC; and (iii) You are not engaged in providing services or support to such business prospect during the Period.  You shall prevent such solicitation to the extent You have authority to prevent same and shall otherwise not interfere with the relationship between ADC and its business prospects.  Notwithstanding the foregoing, this provision shall not prevent You from Soliciting business prospects of ADC to provide services in the experiential marketing industry, so long as such activities do not divert business from ADC or reduce the amount of business that such business prospects conduct with ADC.  For purposes of this Letter Agreement, the term “business prospects” shall mean any individual and/or business entity with whom ADC has undertaken to transact business or whom has been targeted for purposes of transacting business.

(d)  Non-Competition.  During the Period, You shall not, directly or indirectly, for Your own benefit or for the benefit of any other person, firm or business organizations, engage in any activity that is competitive with ADC’s “Business,” as defined below, within the United States (including, but not limited to, as an employee, consultant, advisor, agent, independent contractor, owner, partner, co-venturer, principal, director, shareholder, lender or otherwise).  The “Business” will mean the type of business in which ADC is engaged during Your employment and/or the type of the business about which ADC has formulated plans to engage during Your employment.

(e) Conduct.

(i)
No Improper Use of Confidential Information.  During the term of Your employment with ADC and at all times after the termination of the relationship by either party with or without advance notice or cause, You shall not use any Confidential Information of ADC to attempt to negatively influence or otherwise discourage or dissuade any of ADC’s customers, business prospects or referral sources from utilizing the services of ADC.

(ii)
Advice.  You shall during the term of Your employment with ADC and at all times after the termination of the relationship by either party with or without advance notice or cause, remain available to advise and at all times after the termination of the relationship by either party with or without advance notice or cause, You shall remain available to advise ADC in areas which include, but are not limited to assisting ADC with customer or business matters in which You were involved and advise ADC as to the status of various matters and follow up requirements related to tasks performed by You.

(iii)
No Disparagement.  You shall not, during the term of Your employment with ADC and at all times after the termination of the relationship by either party with or without advance notice or cause, communicate, orally or in writing, or by any other matter whatsoever to any third party, any claim, remark, allegation, statement, opinion, innuendo, or information of any kind or nature whatsoever, the effect or intention of which is to cause embarrassment, damage or injury to the reputation or standing in the local, state, national, or international community of ADC, its officers, directors, shareholders, members or employees, whether any such communication is or may be true or founded in facts.

(iv)
Systems. You acknowledge and agree that You have no expectation of privacy with respect to ADCs telecommunications, networking, or information processing systems, (including, without limitation, stored company files, email messages, text messages, and voice messages) and that Your activities and any files or messages or use of any of those systems may be monitored and or intercepted at any time without notice and You consent to such monitoring and interception.  You further agree that any property situated on ADC’s premises and owned by ADC, including, disks, and other storage media, filing cabinets and other work areas is subject to inspection by ADC without notice.

Modification:

Provided such modifications are uniformly applied to similarly situated ADC employees, ADC has the right to and may unilaterally modify the terms and conditions of employment including, by way of illustration and not limitation, job descriptions, rules and regulations, benefit packages and compensation as it deems appropriate in its sole and exclusive discretion.  All benefits packages, salary and incentive compensation awards may be subject, on an annual basis, to the approval of the Compensation Committee of ADC.

Arbitration:

Except for the equitable enforcement of this Letter Agreement, the parties shall arbitrate any and all disputes relative to the employment relationship and/or termination from ADC that otherwise would be resolved by judicial or administrative proceeding or are in any way related to any alleged wrongful acts on the part of ADC, whether such disputes are based on alleged statutory violations or otherwise (i.e., age, race, gender, religion or any other form of protected class discrimination or harassment), contractual breaches or otherwise, exclusively through the Procedures and Policies of the American Arbitration Association, unless other procedures are agreed upon in writing between the parties.  Venue for any such hearings shall be Oakland County, Michigan.  All substantive rights provided under any applicable statute and/or law, the right to representation by counsel, an opportunity for reasonable discovery, a neutral arbitrator, a fair arbitral hearing, and a written arbitral award containing findings of facts and conclusions of law shall be available in the arbitration.  You shall not disclose or announce to third parties, except Your attorneys and retained professionals, that the proceedings are taking place and You shall keep the nature and substance of the proceedings confidential and not disclose the same to third parties. The determination of the arbitrator shall be binding and final upon all parties.  The award of the arbitrator may be filed with the Clerk of the Circuit Court for the County of Oakland, Michigan, and judgment may be rendered by the Court upon the arbitration award and execution may be issued upon the judgment.  The cost for arbitration shall be split equally between ADC and You.

Limitations:

Any arbitration or judicial proceeding arising out of a dispute relative to Your employment, shall not be brought by You unless the same is commenced within the applicable statute of limitations or One Hundred Eighty (180) days following the incident giving rise to such dispute, whichever is shorter.  If You fail to commence such a proceeding within such period, any rights You may have to prosecute such a claim shall be extinguished and terminated.  In the event a court of competent jurisdiction determines this provision is overly restrictive, then the court having jurisdiction may alter such provision to that deemed reasonable under State law.

Enforcement:

This Letter Agreement shall remain enforceable and shall survive the expiration or termination of the employment relationship and shall not be deemed merged or extinguished by any act absent the specific written intention of the parties to do so.  The undertakings contained herein relate to matters which are of a special, unique and extraordinary importance to ADC and, that without such covenants, ADC would be unwilling to employ You.  A violation of any of the terms hereof would cause irreparable injury to ADC, the amount of which may be impossible to estimate or determine and which may not be compensated adequately.  ADC may, at its sole option and in its exclusive discretion, take or exercise any and all remedies and actions available at law or equity, including but not limited to the following rights and remedies, concurrently, consecutively or alternatively.  ADC may file a suit in equity to enforce the terms and provisions hereof by obtaining the issuance of an Ex-Parte Restraining Order to enjoin and prohibit You from such breach or threatened breach hereof.  In any action for injunctive relief or a restraining order, ADC shall not be obligated to post a bond or any security as a condition to obtain the issuance of a restraining order, injunction or other equitable relief.  If the provisions of this Letter Agreement are deemed overly restrictive, the court having jurisdiction may alter such provisions to provide for the maximum protection of ADC which is deemed reasonable under State law.  Notwithstanding the foregoing, You acknowledge that all of the provisions hereof are reasonable, and waive any defense on such basis.

Entire Agreement:

This Letter Agreement represents the entire agreement between You and ADC and supersedes and cancels any prior or contemporaneous arrangements, understandings or agreements, whether written or oral, by and between You and ADC relative to the subject matter hereof.  Any amendments hereto shall be in writing and executed by both parties.  In the event of a conflict between this Letter Agreement and any other agreement or plan, this Letter Agreement shall govern and control.

Governing Law:	This Letter Agreement shall be governed by and construed in accordance with the laws of the United States of America and the State of Michigan. Without limiting the applicability of the Arbitration provisions contained herein, exclusive venue and jurisdiction for resolution of all disputes shall lie with the state and/or federal courts having jurisdiction over Oakland County, Michigan.

If You agree with the terms and conditions contained herein, please sign and return a copy of this Letter Agreement to the undersigned.

Very truly yours,

AGREE REALTY CORPORATION

/s/ Nicole Witteveen__________________

Nicole Witteveen

Vice President, People & Culture

AGREED TO AND ACCEPTED BY:

Craig Erlich

/s/ Craig Erlich____________________

(Employee Signature)

Date: June 18, 2020